FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report Of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934

For the period ended June 30, 2005

Commission File Number: 0-28542

                             ICTS International N.V.
                             -----------------------
                 (Translation of registrant's name into English)

               Biesbosch 225, 1181 JC Amstelveen, The Netherlands
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F |X|    Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes |_|    No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Item 2.04. Triggering Events That Accelerate or Increase a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement.

      The Registrant's wholly owned subsidiary, Huntleigh USA Corporation, has been advised by LaSalle Business Credit, LLC that Huntleigh is in default of certain provisions of its loan agreement with the bank. These defaults are as follows:

      a) The Borrower failed to maintain the tangible net worth as required in the loan agreement.

      b) The Borrower failed to maintain the interest coverage ratio described in the loan agreement.

      c) The Borrowers' President failed to remain in office, due to his resignation.

      The bank provided notice of these defaults, but did not accelerate the loan. The Company and the bank are in discussions looking to resolve these issues.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    ICTS INTERNATIONAL, N.V.
                                           (Registrant)

                                    By: /s/ Avraham Dan
                                        Avraham Dan, Managing Agent

DATED: June 30, 2005